Contact

www.linkedin.com/in/rene-van-de-zande-9a80321 (LinkedIn)
www.emergogroup.com (Company)

Top Skills

Regulatory Affairs
Medical Devices
ISO 13485

Rene van de Zande

Partner & Chief Commercial Officer at MedEnvoy Global
Los Angeles, California, United States

Summary

René Van De Zande has notable achievements as an entrepreneur and businessman. He has extensive experience in guiding companies engaged in international trade, particularly in the medical device industry. René founded Emergo Group in 1997 and under his leadership as CEO and President turned Emergo into the largest leading global medtech regulatory affairs firm with offices in over 25 countries. Emergo was acquired by Underwriters Laboratories (UL) in 2017 and where René continued to act as Emergo by UL's General Manager and Managing Director, New Ventures & Innovations through the end of 2019.

René is currently Partner & Chief Commercial Officer at MedEnvoy Global (www.MedEnvoyGlobal.com) which is a regulatory compliance firm providing independent Economic Operator services to manufacturers of Medical Devices and IVDs as stipulated by EU regulations ensuring their full commercial control, independence, and flexibility.

René was a Partner and co-owner of Micren Healthcare until June 2021 when Micren Healthcare was acquired by the leading Japanese CRO, EPS Holdings, Micren Healthcare (www.micren.co.jp) provides in-country representation services for non-Japanese medical device companies commercializing their medical devices in the Japanese market. Rene now acts as an advisor to Micren Healthcare /EPS.

From 1990 to 1997, René worked in the capital of Europe, Brussels, Belgium, for the AmCham EU and U.S. Mission to the European Union on European internal market issues and Transatlantic business relations.

As an active participant in Austin's international business community, René served as a two-term Chair of the Texas Camino Real District Export Council (www.caminorealdec.com) and is a member of Austin Chamber's Global Gateway Advisory Board. Rene is also Executive

Member and on the Board of Advisors of The University of Texas at Austin McCombs School of Business Center for Global Business.

He is a minority owner of the Austin Bold FC (www.austinboldfc.com), a professional soccer team which competes in the USL Championship (Second Division).

René earned his Doctorandus and M.A. in Contemporary History at Radboud University of Nijmegen, The Netherlands and his post-graduate degree from Johns Hopkins University School for Advanced International Studies (SAIS).

Experience

MedEnvoy Global BV
Partner & Chief Commercial Officer
September 2020 - Present (2 years 4 months)
The Hague, South Holland, Netherlands

MedEnvoy is a provider of Economic Operator services, including European Authorized Representation, Swiss CH-REP, UK Responsible Person, and independent single designated Importer supporting manufacturers of Medical Devices and IVDs to meet current medical devices regulations in Europe. The ability for our clients to consolidate the roles of Economic Operators in a single provider allows them to maintain full commercial control, independence, and flexibility. For more information, go to www.medenvoyglobal.com

The Striker
Board Member & Investor
August 2020 - Present (2 years 5 months)
Austin, Texas, United States

The Striker is the only soccer news outlet that covers ALL soccer and creates a community for all soccer fans. In addition to a full time staff of experienced journalists covering MLS, NWSL, and USL, and a team of over 20 freelancers covering college, amateur and youth across North America, The Striker will also be giving those involved in the sport a voice and a place to learn, inspire, inform and be entertained. The site/app launched in February 2021.

heybaby
Advisor & Investor
October 2019 - Present (3 years 3 months)

Austin, Texas Area

The dating app for people who want kids or have kids.

Zeeland Ventures
Principal
January 2020 - Present (3 years)
Austin, Texas Area

Venture Capital Firm, helping management buy-outs and mergers & acquisitions to be successful.

Micren Healthcare
Strategic Advisor
April 2017 - Present (5 years 9 months)
Tokyo, Japan

bulb Digital Portfolios
Board Member & Investor
April 2020 - Present (2 years 9 months)
Lafayette, Colorado, United States

OrganiCare, LLC
Board Member & Investor
2018 - Present (4 years)
Austin, Texas, United States

Austin Bold FC
Minority Owner
2018 - Present (4 years)
Austin, Texas

Founded in 2018, Austin Bold FC is an American professional soccer team based in the capital of Texas. Austin Bold FC competes in the USL Championship, a Division II sanctioned league in the U.S. Soccer Federation hierarchy comprised 36 teams in the United States and Canada.

Luctor Medical BV
Partner
January 2010 - April 2022 (12 years 4 months)
The Hague, Netherlands

René was a Partner and co-owner of Luctor Medical until April 2022 when the company was acquired by Dutch based company, Indisma.

Emergo by UL
22 years 9 months

Managing Director, New Ventures & Innovations
February 2019 - December 2019 (11 months)
Austin, Texas

Director & GM
April 2017 - January 2019 (1 year 10 months)
Austin, Texas Area

Founder, CEO & President
April 1997 - April 2017 (20 years 1 month)

Education

The Johns Hopkins University - Paul H. Nitze School of Advanced International Studies (SAIS)
Post Graduate Degree, International Relations and Economics · (1989 - 1990)

Radboud University Nijmegen
Doctorandus, MA, Contemporary History · (1983 - 1989)

UL University
Global Leadership Program · (2018)